Exhibit 99.1

                    CERTIFICATION OF CHIEF EXECUTIVE OFFICER

            PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     The undersigned, Nicholas Ferguson, the Chief Executive Officer of Schroder Ventures International Investment Trust plc (the "Company"), has executed this certification in connection with the filing with the Securities and Exchange Commission of the Company's Transition Report on Form 20-F for the period from July 1, 2002 and December 31, 2002 (the "Report"). The undersigned hereby certifies that:

     (1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


Date: April 2, 2003                                  /s/ NICHOLAS FERGUSON
                                                     Nicholas Ferguson
                                                     Chief Executive Officer



                    CERTIFICATION OF CHIEF FINANCIAL OFFICER

            PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     The undersigned, Christopher Morris, the Principal Financial Officer of Schroder Ventures International Investment Trust plc (the "Company"), has executed this certification in connection with the filing with the Securities and Exchange Commission of the Company's Transition Report on Form 20-F for the period from July 1, 2002 to December 31, 2002 (the "Report"). The undersigned hereby certifies that:

     (1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


Date: April 2, 2003                                  /s/ CHRISTOPHER MORRIS
                                                     Christopher Morris
                                                     Principal Financial Officer



Schroder Ventures International Investment Trust plc